Exhibit 99.1

Santiago, April 11, 2016
GG/028/2016

Mr.
Carlos Pavez Tolosa
Superintendent
Superintendency of Securities and Insurance
PRESENT

REF.: MATERIAL EVENT NOTICE

For your consideration:

In accordance with the provisions set forth in articles 9 and 10 of the 18,045 Law on Securities Markets and Chapter 18-10 of the Norms' Compilation of the Superintendency of Banks and Financial Institutions, Itaú Corpbanca communicates the following MATERIAL EVENT NOTICE:

Itaú Corpbanca's shareholders, in an extraordinary shareholders' meeting held today, April 11, 2016, agreed to renew, in its entirety, the bank's board of directors. Consequently, the following persons were appointed, 11 as office-holders and 2 as alternates, respectively, as provided by Itaú Corpbanca's by-laws:

Office holders:

Jorge Andrés Saieh Guzmán
Ricardo Villela Marino
Jorge Selume Zaror
Fernando Aguad Dagach
Gustavo Eduardo Arriagada Morales
Candido  Botelho Bracher
Boris Buvinic Guerovich
Boris Nicolás Abovic Wiegand
Héctor Valdés Ruiz
Fernando Concha Ureta
Joao Lucas Duchene

Alternates:

José Luis Mardones Santander
Camilo Morales Riquelme

It is noted herein that the office-holders, Messrs. Gustavo Eduardo Arriagada Morales, Héctor Valdés Ruiz, Fernando Concha Ureta and Joao Lucas Duchene were appointed as independent directors, as set forth in article 50 Bis. of Law No. 18,046.

The alternate director, Mr. José Luis Mardones Santander was appointed as independent director.

Sincerely,

Milton Maluhy Filho
Chief Executive Officer